CODA Markets, Inc.
Financial Statements and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

As of and for the year ended December 31, 2022

CONFIDENTIAL DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-
PART II

SEC FILE NUMBER
8-47077

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CODA Markets, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participan
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2624 Patriot Blvd._____
(No. and Stre

_____Glenview_____IL_____60026_____
(City)   (State)   (Zip Cod

PERSON TO CONTACT WITH REGARD TO THIS FILING

__John Mollica_____212-658-1106_____jmollica@apexfintechsolutions.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP_____
(Name – if individual, state last, first, and middle name)

__30 South Wacker Drive, Suite 3300____Chicago_____IL_____60606__
(Address)   (City)   (State)   (Zip Code)

__09/24/2003_____49_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control num

OATH OR AFFIRMATION

I, __John Mollica_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _CODA Markets, Inc._____, as of _____ December 31, 2_022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solel as that of a customer.

The Company is making this filing without a notarization based upon the updated Division of Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (6/18/2020) and difficulties arising from COVID-19._____

Notary Publ

Signature: ┌─DocuSigned by:
John Mollica
└─002400DD74A041E...

Title:
_CEO_____

This filing contains (check all applicable boxes**

☒ (a) Statement of financial condition

☐ (b) Notes to consolidated statement of financial condi

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash fl

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of credit

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 C R 240.18a-1, as applicabl

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicabl

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-

☐ (n) Information relating to possession or control requirements for security-based swap customers under   R 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 C R 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 o   R 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applica

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, o   R 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Table of Contents



Report of Independent Registered Public Accounting Firm

Board of Directors
CODA Markets, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the Company), as of December 31, 2022, the related statements of operations, changes stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

2

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

RSM US LLP

Chicago, Illinois
March 30, 2023

CODA MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2022
Assets	
Cash	$ 4,513,793
Receivables, net	
Receivables from affiliates	135,038
Brokers, dealers, correspondents and clearing organizations	3,392,732
Total receivables, net	3,527,770
Property and equipment, net	546,076
Intangible assets, net	1,225
Other assets	744,915
Total assets	**$ 9,333,779**
Liabilities and stockholder's equity	
Payables to brokers, dealers, correspondents and clearing organizations	48,198
Payables to Affiliates	153,682
Accrued expenses and other liabilities	1,781,530
Total liabilities	**1,983,410**
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value	10
20,000 shares authorized; 1,000 issued and outstanding	
Additional paid-in capital	13,040,053
Accumulated deficit	(5,689,694)
Total stockholder's equity	**7,350,369**
Total liabilities and stockholder's equity	**$ 9,333,779**

See accompanying notes to financial statements.

Confidential Pursuant to Rule 17a-5(e)(3)

CODA MARKETS, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31, 2022
Revenues	
Commissions and payment for order flow revenue	$ 19,819,815
Reimbursable fees	4,799,242
Other income	156,689
Total non-interest income	24,775,746
Interest income	9,950
Total net interest income	9,950
Total revenues	**24,785,696**
Expenses	
Employee compensation and benefits	16,538,131
Execution, clearing and brokerage fees	9,742,475
Reimbursable fees	4,799,242
Communications	2,616,751
Administrative and general	962,433
Occupancy, depreciation and amortization	681,981
Total expenses	**35,341,013**
Loss before income taxes	(10,555,317)
Income tax benefit	(2,385,738)
Net loss	**$ (8,169,579)**

See accompanying notes to financial statements.

Confidential Pursuant to Rule 17a-5(e)(3)

CODA MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance as of December 31, 2021	**1,000**	**$ 10**	**$ 3,002,408**	**$ 2,479,885**	**$ 5,482,303**
Capital contributions	—	—	1,500,000	—	1,500,000
Share-based compensation	—	—	8,537,645	—	8,537,645
Net loss	—	—	—	(8,169,579)	(8,169,579)
Balance as of December 31, 2022	**1,000**	**$ 10**	**$ 13,040,053**	**$ (5,689,694)**	**$ 7,350,369**

See accompanying notes to financial statements.

Confidential Pursuant to Rule 17a-5(e)(3)

CODA MARKETS, INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31, 2022
Cash flows from operating activities		
Net loss	$	(8,169,579)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Share-based compensation		8,537,645
Depreciation and amortization		326,082
Allowance for credit losses on receivables from correspondents		(35,289)
Deferred income taxes		(601,750)
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, correspondents and clearing organizations, net		1,202,653
Receivables from customers		149,489
Receivables from affiliates		15,962
Other assets		576,993
Payables to customers		48,198
Payables to affiliates		72,432
Accrued expenses and other liabilities		(730,574)
Net cash provided by operating activities		**1,392,262**
Cash flows from investing activities		
Purchase of property and equipment		(82,879)
Net cash used in investing activities		**(82,879)**
Cash flows from financing activities		
Capital contributions		1,500,000
Net cash provided by financing activities		**1,500,000**
Net change in cash		2,809,383
Cash at beginning of year		1,704,410
Cash at end of year	$	4,513,793

See accompanying notes to financial statements.

Confidential Pursuant to Rule 17a-5(e)(3)

CODA MARKETS, INC.
NOTES TO THE FINANCIAL STATEMENTS

1.   ORGANIZATION AND NATURE OF BUSINESS

CODA Markets, Inc. (the "Company") was incorporated in the state of Connecticut on October 22, 1993. The Company is a wholly owned subsidiary of Apex Fintech Solutions Inc. ("Apex Fintech"). On February 14, 2022, Apex Fintech converted from a limited liability company to a C-corporation in the State of Delaware and changed its name to Apex Fintech Solutions Inc. Apex Fintech is majority owned by PEAK6 APX Holdings LLC ("PEAK6 Holdings"). PEAK6 Holdings became the majority owner of Apex Fintech on February 28, 2022, when the ownership in Apex Fintech was transferred to PEAK6 Holdings from the previous majority owner, PEAK6 Investments LLC.

The Company operates as a broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is providing an alternative trading system to its customers that includes execution and routing services.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities in the notes to the financial statements at the date of the financial statements, and the reported amounts of revenues and expenses. On an ongoing basis, management evaluates its significant estimates, including, but not limited to, the useful lives of property and equipment, the estimate of credit losses and provision for income taxes. In accordance with U.S. GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates. Management believes that the estimates utilized in preparing these financial statements are reasonable.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on previously reported equity.

Cash

The Company has cash on deposit at a financial institution and at times during the year, cash balances may exceed insured limits.

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Revenue Recognition

The Company recognized revenue under the guidance of ASC 606, *Revenue from Contracts with Customers*, which requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions and payment for order flow revenue

The Company earns commissions that are generated through upfront commissions or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis at a point in time as the securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Payment for order flow is generated from execution partners who accept trades for securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis. For the year ended December 31, 2022, payment for order flow revenue of $13,813,501 is included Commissions and payment for order flow revenue in the Statement of Operations.

Reimbursable Fees

Regulatory fees charged to subscribers are included in Reimbursable fees in the Statement of Operations. The Company records the revenue when the transactions occur. The Company charges certain regulatory fees to every subscriber's sell side trade. The Company computes regulatory fees at the prevailing rate published by the SEC, rounding this fee up to the nearest penny. The Company pays its clearing firm for regulatory fees incurred on these transactions. If the fees charged by the clearing firm are less than the fees charged to subscribers, the Company may recognize income.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables from and Payables to Brokers, Dealers, Correspondents and Clearing Organizations

Receivables include amounts due from clearing organizations relating to open transactions, non-customer receivables, unsettled securities activities, deposits with clearing organizations and Omnibus related deposits and related balances due from other broker dealers. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities.

The Company conducts business with other brokers and various clearing organizations. Receivables from brokers refers to brokers' proprietary and omnibus activity along with correspondent brokers' clients' activity.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. The Company recorded a $24,200 allowance for credit losses as of December 31, 2022.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer equipment and, furniture and fixtures. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to seven years. Depreciation and amortization are recorded in the Statement of Operations in Occupancy, depreciation and amortization. Property and equipment are reviewed annually for impairment, with no such impairment loss recorded in the current year.

CODA MARKETS, INC.
NOTES TO THE FINANCIAL STATEMENTS

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their useful lives. These assets are reviewed for impairment annually and whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Indefinite-lived assets are tested for impairment annually or whenever indicators of impairment exist. The Company has concluded that no impairment or impairment events have occurred during the year ended December 31, 2022. Intangible assets are comprised of a patent called "*Procedural Order Processing*" and filed with the patent office in 2008, having an estimated useful life of 15 years.

Lease Accounting

The Company determines if an arrangement is a lease for accounting purposes at the inception of the agreement and accounts for the lease as either a financing lease or an operating lease, depending on the terms and conditions of the lease. The Company has elected to apply the practical expedient which allows the Company to account for lease and non-lease components of a contract as a single leasing arrangement. The Company records right-of-use ("ROU") assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease.
A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate ("IBR") based on information available at lease commencement date in determining the present value of lease payments. In determining the appropriate IBR, the Company considers information including, but not limited to, the lease term and the currency in which the arrangement is denominated.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company does not separate lease components from non-lease components across all lease categories. Variable lease payments are expensed as incurred and are not included in measurement of ROU assets and lease liabilities. Rent expense for operating leases is recognized using the straight-line method over the term of the agreement beginning on the lease commencement date. Operating lease ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. Currently, the Company only has obligations as a lessee with initial non-cancelable terms of 12 months or less.

As of December 31, 2022, the Company had no finance leases.

Share-Based Compensation

The Company's employees participate in Apex Fintech's stock-based compensation plan. The Company accounts for share-based compensation with persons classified as employees for accounting purposes under ASC 718, *Compensation-Stock Compensation*, which recognizes awards at fair value on the date of grant and the recognition of compensation expenses over the period during which an employee is required to provide services in exchange for the awards, known as the requisite service period (usually, the vesting period). The grant date fair value is utilized for restricted stock unit awards ("RSUs") and stock options. Time-based and graded vesting service awards are recognized on a straight-line basis over the employees' requisite service period. Forfeitures are accounted for as they occur. To date, Apex Fintech has issued share-based awards with only service-based vesting conditions. All share-based awards are classified as equity, as they may only be settled in shares of the Apex Fintech's common stock. Apex Fintech allocates share-based compensation expense to the Company for those receiving the equity awards that are considered employees of the Company.

Subsequent to the vesting period, earned stock-settled restricted stock units (equity classified) are paid to the holder in shares of Apex Fintech common stock, provided the holder is still employed with the Company as of the vesting date.

Income Tax

The Company files a consolidated U.S. income tax return with Apex Fintech on a calendar year basis and combined or separate returns for state tax purposes where required. Current and deferred tax expense is allocated to the Company based on a

modified "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Apex Fintech. The Company follows a "benefits-for-loss" approach to assess deferred tax realizability. Under this approach, deferred tax assets are characterized as realizable by the Company when those assets are realized by the consolidated group, even if the Company would not otherwise have realized them on a stand-alone basis. Pursuant to a tax sharing agreement with Apex Fintech, any utilization by Apex Fintech of the Company's tax losses, including any carryovers thereof, will either reduce the current tax liability or be remitted to the Company.

Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Recently Accounting Pronouncements – Issued but not yet Adopted

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of the Statement of Financial Condition and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position.

3. **RECEIVABLES FROM BROKERS, DEALERS, CORRESPONDENTS AND CLEARING ORGANIZATIONS**

Receivables from brokers, dealers, correspondents and clearing organizations consist of the following:

	As of December 31, 2022
Receivables from customers, net of allowance of $24,200	$ 1,817,061
Other fees and commissions receivable	815,291
Deposits with clearing organizations	760,380
Total	**$ 3,392,732**

The Company has an agreement with a broker/dealer ("Clearing Broker/Dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/Dealer on behalf of the Company. The Company is required to maintain a minimum deposit of $500,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms, the Company will have to pay a termination penalty of $25,000.

4.   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2022
Computer hardware	$ 1,282,037
Website development	324,956
Furniture and fixtures	411,264
Total property and equipment	**2,018,257**
Less: Accumulated depreciation and amortization	(1,472,181)
Property and equipment, net	**$ 546,076**

Depreciation and amortization expense were $318,809 for the year ended December 31, 2022 and is included in Occupancy, depreciation and amortization in the Statement of Operations.

5.   INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2022
Intangible assets with finite lives:	
Patent	$ 110,309
Less: Accumulated amortization	(109,084)
Total intangible assets, net	**$ 1,225**

Amortization expense related to intangible assets for the year ended December 31, 2022 was $7,272 and is included in Occupancy, depreciation and amortization in the Combined Consolidated Statements of Operations.

The Company estimates future amortization expenses to be $1,225 for year ending December 31, 2023.

6.   LEASES

The Company leases office space in Illinois, under an operating lease, that expired in January 2023, and was amended on December 29, 2022 to extend the term till February 28, 2023, with monthly payments of $17,208.

For the year ended December 31, 2022, rent expense was $351,750 and is included in Occupancy, depreciation and amortization in the Statement of Operations.

7.   COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of conducting business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2022.

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown, but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

8.   SHARE CAPITAL

The Company's share capital consists of common stock. Authorized common stock includes 20,000 shares with a par value of $0.01 per share. There are currently 1,000 shares outstanding. During 2022, the Company received a capital contribution $1,500,000 from Apex Fintech.

9.   SHARE-BASED COMPENSATION

Total share-based compensation included as a component of employee compensation and benefits was as follows:

	Year Ended December 31, 2022
Restricted stock unit awards	$ 6,832,347
Stock options	96,424
Allocated share-based compensation	1,608,874
Total share-based compensation	**$ 8,537,645**

On February 28, 2022 the Board of Directors of Apex Fintech adopted the Apex Fintech Solutions, Inc. Equity Incentive Plan ("AFS Equity Plan") which authorized the granting of up to 47,000,000 shares of Apex Fintech's common stock as share-based compensation to eligible participants, as options to purchase shares of common stock in the form of incentive stock options or nonqualified stock options; stock appreciation rights ("SARs") in the form of tandem SARs or free-standing SARs; stock awards in the form of restricted stock awards ("RS Awards"), restricted stock unit awards ("RSUs") or other stock awards; and performance awards. Shares granted under the AFS Equity Plan will be issued from authorized but unissued shares.

The AFS Equity Plan is administered by the Compensation Committee of Apex Fintech's Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the AFS Equity Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements.

For the year ended December 31, 2022 the Company recorded share-based compensation expenses of $1,608,874 related to expenses allocate to the Company by Apex Fintech for time spent by employees of Apex Fintech on the management of the Company.

Restricted Stock Unit Awards

The following table summarizes the activity for RSUs awarded to the Company's employees for the year ended December 31, 2022:

	Number of RSUs	Weighted- average grant date fair value
Unvested at December 31, 2021	—	$ —
Granted	1,451,000	$ 8.79
Vested	(702,047)	$ 8.79
Forfeited	—	$ —
Unvested at December 31, 2022	748,953	$ 8.79

RSUs represent the right to receive one share of the Apex Fintech's common stock upon vesting. RSUs granted to the Company's employees under the AFS Equity Plan for the year ended December 31, 2022 were 1,451,000, of which 498,667 RSUs cliff-vest on December 31, 2022, 552,333 RSUs have a have a time-based graded-vesting term of three years with 33.3% vesting on December 31, 2022, RSUs cliff-vest on December 31, 2022, and 400,000 RSUs have a have a time-based graded-vesting term of four years with 25% vesting on April 1, 2023. During the year ended December 31, 2022, the vesting date of 59,000 RSU's were accelerated based on terms and conditions of the the grant agreements.

CODA MARKETS, INC.
NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022, unrecognized compensation costs related to unvested RSUs issued to employees were $5,921,943 and will be recognized over a weighted-average period of 2.60 years.

Stock Options

On July 1, 2022, the Apex Fintech granted 446,200 stock options to certain of the Company's employees that vest over a 4-year period. Options are expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant. These options are subject to graded vesting, beginning on the first anniversary of the grant date, so long as the employee remains continuously employed by the Company. The maximum term of these stock options is ten years. The fair value of the stock options granted during the year ended December 31, 2022 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2022
Risk-free interest rate	2.08 %
Dividend yield	0.0 %
Expected stock price volatility	30.0 %
Expected life of stock options (in years)	6.25
Fair value of stock options granted (per share)	$ 2.21

The expected life of options represents the weighted average period of time that the equity awards are expected to be outstanding. The risk-free interest rate assumptions were based on pricing and yields on United States Treasuries with a maturity equal to the expected life of the stock options, and if unavailable, the rate was interpolated using the nearest two known time period. The expected stock price volatility assumption was based on an analysis of the observed implied volatility of a set of guideline companies.

The following table provides a summary of the activity for stock options awarded to the Company's employees for the year ended December 31, 2022:

	Number of options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2021	—	$ —		$ —
Granted	446,200	$ 6.21		$ 2.21
Vested	—	$ —		$ —
Forfeited	(100,000)	$ 6.21		$ 2.21
Outstanding as of December 31, 2022	346,200	$ 6.21	9.50	$ 2.21

The total unrecognized compensation expenses at December 31, 2022 was $668,678, which will be recognized over a weighted-average period of 3.50 years.

10.   INCOME TAXES

As of December 31, 2022, the Company had a federal income tax payable of $22,235 and a state income tax payable of $192,809 which are included in Accrued expenses and other liabilities in the Statement of Financial Condition. The deferred tax assets of $601,750 is included in Other assets in the Statement of Financial Condition.

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

Federal tax rate	21.0 %
State tax, net of federal deductions	4.9 %
Valuation allowance release	1.9 %
Nondeductible expenses	(0.1)%
Stock based compensation	(5.5)%
Other	0.4 %
Effective tax rate	**22.6 %**

The components of deferred tax assets are as follows:

	December 31, 2022
Deferred income tax assets:	
Stock based compensation	$ 365,482
Net operating losses	142,983
Property and equipment	69,230
Accrued expenses	24,055
Deferred tax assets	**601,750**

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

As of December 31, 2022 the Company has approximately $561,629 of Federal net operating loss carryforwards that can be carried forward indefinitely and approximately $383,389 of State net operating loss carryforwards which expire after 2041. The net operating loss carryforwards gave rise to a deferred tax asset of $142,983. During the year the Company released a valuation allowance of approximately $250,906, included in Income tax benefit in Statement of Operations, as it was determined it is more likely than not the full net operating loss carryforwards will be realized. No valuation allowance was recorded as of December 31, 2022, as the temporary differences disclosed above relate to deferred income tax assets that are more likely than not to be realized in future years.

Sections 382 and 383 of the Code limit the Company's net operating loss carryforwards that can be used on an annual basis. It has been determined that a change in ownership of more than 50% of the value of the Company's capital stock has occurred due to the transaction with Apex Fintech Solutions. As a result, an annual limitation of $92,220 will be applied to the utilization of the net operating loss carryforwards.

The Company does not have any material uncertain tax positions. As of December 31, 2022, generally the past three years remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2022.

11.   EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The total discretionary match contribution for the year ended December 31, 2022 was $139,077 before forfeitures and is included in Employee compensation and benefits in the Statement of Operations.

12. RELATED PARTIES TRANSACTIONS

Apex Fintech Solutions Inc.

As of December 31, 2022, the Company had a payable of $131,752 due to Apex Fintech included in Payable to affiliates in the Statement of Financial Condition and the Company recorded $240,808 of expenses in the Statement of Operations, attributable to technology expenses and employee related expenses allocated to the Company.

Electronic Transaction Clearing, Inc.

In the ordinary course of business, ETC, a wholly-owned subsidiary of Apex Fintech, is a subscriber to the Company's alternative trading system. As of December 31, 2022, the Company had a payable due to ETC of $269, included in Accrued expenses and other liabilities in the Statement of Financial Condition. The Company recorded commission income of $269,471 during the year ended December 31, 2022, included in Commissions in the Statement of Operations.

Apex Clearing Corporation

In the ordinary course of business, Apex Clearing Corporation ("ACC"), a wholly-owned subsidiary of Apex Fintech, is a subscriber to the Company's alternative trading system. The Company recorded commission rebates of $202,526 during the year ended December 31, 2022, included in Commissions in the Statement of Operations.

As of December 31, 2022, the Company had a receivable of $135,038 due from ACC included in Receivables from affiliates in the Statement of Financial Condition and the Company recorded $5,906,083 of expenses in the Statement of Operations, attributable mostly to employee related expenses allocated to the Company.

PEAK6 Group LLC

PEAK6 Group LLC ("PEAK6 Group") provides various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of a Support Services Agreement between the Company and PEAK6 Group, as amended (the "SSA"). PEAK6 Group is a minority shareholder of Apex Fintech and shares common owners with PEAK6 Holdings. For the year ended December 31, 2022, the Company recorded expenses of $317,164 attributable to fees for services, reimbursement of costs, and other payouts pursuant to the Support Services Agreement. As of December 31, 2022 the Company had a payable to PEAK6 Group of $21,930, included in Payables to affiliates in the Statement of Financial Condition.

PEAK6 Capital Management LLC

PEAK6 Capital Management LLC ("CapMan") is a securities broker-dealer registered with the SEC and is a Member of FINRA. CapMan shares common owners with PEAK6 Holdings.

In the ordinary course of business, CapMan is a subscriber to the Company's alternative trading system. As of December 31, 2022, the Company had a receivable of $39,636 due from CapMan that is recorded in Receivables from brokers dealers, correspondents and clearing organizations in the Statement of Financial Condition. The Company recorded commission income of $256,533 during the year ended December 31, 2022, included in Commissions in the Statement of Operations.

13. REGULATORY REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as these terms are defined. Rule 15c3-l also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

The table below summarizes net capital, minimum net capital, and excess net capital:

	December 31, 2022
Net Capital	$ 4,390,102
Minimum Net Capital	131,921
Excess Net Capital	4,258,181

14.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date on which the financial statements were issued. There have been no material subsequent events that occurred during this period that could require an adjustment to these financial statements.

On February 23, 2023, the Company entered into the second amendment to the leases office space in Illinois, extending the term of the lease to end on December 31, 2023.

SUPPLEMENTAL INFORMATION

Total ownership equity from Statement of Financial Condition		$	7,350,369
Deduct ownership equity not allowable for Net Capital		$	0
Total ownership equity qualified for Net Capital		$	7,350,369
Add:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital		$	0
Other (deductions) or allowable credits (list)		$	0
Total capital and allowable subordinated liabilities		$	7,350,369
Deductions and/or charges:			
Total non-allowable assets from Statement of Financial Condition	$ 2,960,267		
Secured demand note deficiency	$ 0		
Commodity futures contracts and spot commodities – proprietary capital charges	$ 0		
Other deductions and/or charges	$ 0	$	(2,960,267)
Other additions and/or allowable credits (List)			
Net capital before haircuts on securities positions		$	4,390,102
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):			
Contractual securities commitments	$ 0		
Subordinated securities borrowings	$ 0		
Trading and investment securities:			
Exempted securities	$ 0		
Debt securities	$ 0		
Options	$ 0		
Other securities	$ 0		
Undue Concentration	$ 0		
Other (List)	$ 0	$	0
Net Capital		$	4,390,102

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A		
Minimum net capital required (6-2/3% of Total aggregate indebtedness)	$	131,921
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note	$	5,000
Net capital requirement (greater of Minimum net capital required or Minimum dollar net capital requirement)	$	131,921
Excess net capital (Net Capital less Net capital requirement)	$	4,258,181
Net capital less greater of 10% of Total aggregate indebtedness or 120% of Minimum dollar net capital requirement	$	4,192,221

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition			$	1,978,810
Add:				
Drafts for immediate credit	$	0		
Market value of securities borrowed for which no equivalent value is paid or credited	$	0		
Other unrecorded amounts (list)	$	0	$	0
Total aggregate indebtedness			$	1,978,810
Percentage of aggregate indebtedness to net capital (Total aggregate indebtedness divided by Net Capital)				45.07 %
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				0.00 %

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part
        II A of Form X-17A-5 as of December 31, 2022.

CODA MARKETS, INC.
Schedule II
Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

CODA Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3- 3 (k)(2)(ii), and was in compliance with the conditions of the exemption as of December 31, 2022.

CODA MARKETS, INC.
Schedule III
Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

CODA Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3- 3 (k)(2)(ii), and was in compliance with the conditions of the exemption as of December 31, 2022.

CODA Markets, Inc.

Exemption Report
December 31, 2022



RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
CODA Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) CODA Markets, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which CODA Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) CODA Markets, Inc. stated that CODA Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CODA Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CODA Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
March 30, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

CODA MARKETS, INC.
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2022

CODA Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5 "Reports to be made by certain brokers and dealers") and FINRA. This Exemption Report was prepared as required by 17 C.F.R240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.1 5c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

CODA Markets, Inc.

I, John Mollica, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

John Mollica

002400DD74A041E...

John Mollica

3/28/2023

Date

CODA Markets, Inc.

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2022



RSM US LLP

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

Board of Directors
CODA Markets, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of CODA Markets, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting the following difference:

Total revenue reported on the Annual Audited Report Form X-17A-5 Part III	$ 24,785,696
Difference	4,799,241
Total revenue reported in Form SIPC 7	$ 19,986,455

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
March 30, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __12/31/2022__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CODA Markets, Inc.
2624 Patriot Boulevard
Glenview, IL 60026-8024
FINRA CRD# 36187 SEC #8-47077

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jarred Beckerman 214-765-1278

2. A. General Assessment (item 2e from page 2) — $20,280

   B. Less payment made with SIPC-6 filed (**exclude interest**)
   __07/27/2022__
   Date Paid — (11,821)

   C. Less prior overpayment applied — (-0-)

   D. Assessment balance due or (overpayment) — 8,459

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — -0-

   F. Total assessment balance and interest due (or overpayment carried forward) — $8,459

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
   Total (must be same as F above) — $8,459

   H. Overpayment carried forward — $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CODA Markets, Inc.
(Name of Corporation, Partnership or other organization)

Jarred Beckerman — Digitally signed by Jarred Beckerman Date: 2023.02.28 10:29:07 -05'00'
(Authorized Signature)

Dated the __28__ day of __February__, 20__23__.

Director, Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2022
and ending 12/31/2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19,986,455

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   -0-

(2) Net loss from principal transactions in securities in trading accounts.   -0-

(3) Net loss from principal transactions in commodities in trading accounts.   -0-

(4) Interest and dividend expense deducted in determining item 2a.   -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities.   -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   -0-

(7) Net loss from securities in investment accounts.   -0-

Total additions   -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   -0-

(2) Revenues from commodity transactions.   -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   6,378,441

(4) Reimbursements for postage in connection with proxy solicitation.   -0-

(5) Net gain from securities in investment accounts.   -0-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   -0-

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Rental Income   87,720

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii)   -0-

Total deductions   6,466,161

2d. SIPC Net Operating Revenues $ 13,520,294

2e. General Assessment @ .0015 $ 20,280

(to page 1, line 2.A.)